UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Atomic Paintball, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                  04961 Q 10 1
                                  ------------
                                 (CUSIP Number)

                                  Mark Margolis
                         2460 W. 26th Ave., Suite 380-C
                                Denver, CO 80211
                   --------------------------------------------
                    (Name and Address of Person Authorized to
                      Receive Notices and Communications)

                                February 15, 2007
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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                                                           Page 2  of 6    Pages
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1       NAME OF REPORTING PERSON:

        Mark Margolis

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       PF

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                        7      SOLE VOTING POWER
                               INCLUDING OPTIONS              400,500
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               INCLUDING OPTIONS              400,500
                        -------------------------------------------------

                       10      SHARED DISPOSITIVE POWER             0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,500
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

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14      TYPE OF REPORTING PERSON   IN
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                                                           Page 3  of 6    Pages
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Item 1.    Security and Issuer

     This statement on Schedule 13d relates to shares of common stock, no par value, of Atomic Paintball, Inc., a Texas corporation ("ATOC"). The address of the principal executive offices of ATOC is 2460 W. 26th Avenue, Suite 380-C Denver, Colorado 80211.

Item 2.    Identity and Background

     (a) This statement on Schedule 13d is being filed on behalf Mark Margolis.

     (b) Mark Margolis's business address is 2460 W. 26th Ave., Suite 380-C, Denver, CO 80211.

     (c) Mr.  Margolis is an investor of the Issuer.

     (d) Mark Margolis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mark Margolis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mark Margolis is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

     Personal funds

Item 4. Purpose of Transaction

     Mark Margolis purchased the shares as an investment to support the company in its paintball business.

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                                                           Page 4  of 6    Pages
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     Mr. Margolis does not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in:

     (a) The acquisition by any person of additional securities of ATOC, or the disposition of securities of ATOC;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving ATOC or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ATOC or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ATOC, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ATOC;

     (f) Any other material change in ATOC's business or corporate structure;

     (g) Changes in ATOC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFS by any person;

     (h) Causing a class of securities of ATOC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of ATOC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer

     The percentages of outstanding shares of ATOC common stock reported below are based on the statement that as of September 30, 2007 there were 7,132,804 shares of ATOC common stock outstanding.

     (a) Mr. Margolis beneficially owns or may be deemed to beneficially own 400,500 shares of ATOC common stock.

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                                                          Page 5  of  6    Pages
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     (b) For information regarding the number of shares of ATOC common stock as to which Mr. Margolis holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of ATOC common stock effected by Mr. Margolis during the past 60 days, except for those purchases reflected in prior amendments to Schedule 13d, as filed, specifically, amendments 2-7, inclusive.

     (d) No person other than Mr. Margolis has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Mark Margolis common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mark A. Armstrong.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Mark   Margolis  has  no   contracts,   arrangements,   understandings   or
relationships (legal or otherwise) with other persons with respect to the securities of ATOC, other than as described in this statement on Schedule 13d.

Item 7.    Material to be Filed as Exhibits.

           None.

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                                                           Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2008


/s/ Mark Margolis
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    Mark Margolis